Titan Trading Analytics Retains Macam Investor Relations
Exhibit 99.1

Tuesday, October 4, 2011

EDMONTON, ALBERTA

Titan Trading Analytics Inc. (TSX VENTURE:TTA) ("Titan Trading" or the "Company") is pleased to advise that it has entered into a consulting agreement with Macam Investor Relations ("Macam IR") to provide investor relation services, subject to regulatory and TSX Venture Exchange ("TSXV") approval. Macam IR will initiate and maintain contact with the financial community, shareholders, investors and other stakeholders for the purpose of increasing awareness of Titan Trading and its activities.

The initial term of the agreement between Titan Trading and Macam IR is for a one year period subject to renewal or earlier termination by either party subject to the terms of the agreement. Macam IR will receive a monthly fee of $4,200. In addition, subject to regulatory approval, Macam IR will be granted 1,400,000 options at an exercise price of $0.16. The stock options will fully vest over the next 12 months and will expire two years from the date of issuance.

Titan provides valuable trade signals and behavioral research on North American stocks. TickAnalyst hosts a massive financial database comprised of 10 years of price, volume and volatility data along with daily social media stock data, and quantifies and qualifies stocks using a series of 14 proprietary algorithms. The service streams out trade signals on individual stocks as well as Finance 2.0 research reports which mash up web analytics, social media sentiment and quantitative research on all major industry sectors of the S&P 500.

READER ADVISORY

This news release may contain certain forward-looking statements, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control. Such risks and uncertainties include, without limitation, risks associated with mining exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other explorers and producers, inability to retain drilling rigs and other services, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, the United States and overseas, industry conditions, changes in laws and regulations (including the adoption of new environmental laws and regulations) and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom. Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

David Terk
Titan Trading Analytics Inc.
VP of Finance
(780) 438-1239

dterk@titantrading.com
www.titantrading.com

OR

Cameron MacDonald
Macam Investor Relations
President and Chief Executive Officer
(403) 452-6600
(403) 984-4150 (FAX)
cmacdonald@macamgroup.com
www.macamgroup.com